EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	April 1, 2012	April 3, 2011
Earnings:

Income before income taxes	$310,506	$252,072

Add (deduct):

Interest on indebtedness	24,670	25,267
Portion of rents representative of the interest factor (a)	1,828	1,806
Amortization of debt expense	324	304
Amortization of capitalized interest	405	469
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(4,110)	(1,933)

Earnings as adjusted	$333,623	$277,985

Fixed Charges:

Interest on indebtedness	$24,670	$25,267
Portion of rents representative of the interest factor (a)	1,828	1,806
Amortization of debt expense	324	304
Capitalized interest	2,275	1,279

Total fixed charges	$29,097	$28,656

Ratio of earnings to fixed charges	11.47	9.70
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.